As filed with the Securities and Exchange Commission on March 15, 2002
Registration No. 333-_________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
INTEGRATED SILICON SOLUTION, INC.
(Exact name of Registrant as specified in its charter)
________________________

Delaware (State or other jurisdiction of incorporation or organization)	77-0199971 (I.R.S. Employer Identification Number)

2231 Lawson Lane
Santa Clara, California 95054-3311
(408) 588-0800
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

________________________

Michael D. McDonald
Vice President of Finance and
Chief Financial Officer
2231 Lawson Lane
Santa Clara, California 95054-3311
(408) 588-0800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

________________________
Copies to:
J. Robert Suffoletta, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-4900

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

________________________

CALCULATION OF REGISTRATION FEE

			Proposed Maximum
Title of Each Class of	Amount to be	Proposed Maximum	Aggregate Offering	Amount of
Securities to be Registered	Registered	Offering Price Per Share (1)	Price (1)	Registration Fee

Common Stock, par value $0.0001 per share	438,281 shares	$12.54	$5,496,043.74	$505.64

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low price per share of the Registrant’s Common Stock on March 12, 2002, as reported on the Nasdaq National Market.
________________________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
(Subject to completion, dated March 15, 2002)

438,281 Shares

INTEGRATED SILICON SOLUTION, INC.

Common Stock

     This prospectus relates to the public offering, which is not being underwritten, of up to 438,281 shares of our common stock, which may be offered from time to time by some of our stockholders or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. We originally issued all of the shares in connection with our acquisition of Purple Ray, Inc.

     The prices at which such stockholders may sell the shares will be determined by the prevailing market prices for the shares or in negotiated transactions. We will receive no part of the proceeds from the sale of shares.

     Our common stock is listed on the Nasdaq National Market under the symbol “ISSI.” On March 12, 2002, the last sale price of our common stock was $12.40 per share.

________________________

See “Risk Factors” beginning on page 3 for a discussion of certain factors that should be considered by prospective investors.

________________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
CONTRARY IS A CRIMINAL OFFENSE.

________________________

The date of this prospectus is March 15, 2002.

FORWARD-LOOKING STATEMENTS
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 5.1
EXHIBIT 23.1

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, “Integrated Silicon Solution,” “we,” “us,” and “our” refer to Integrated Silicon Solution, Inc. and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in “Risk Factors,” as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements which appear in these disclosures, investors should carefully review the factors set forth in this prospectus under “Risk Factors.”

THE COMPANY

     We design, develop and market high performance memory semiconductors used in Internet access devices, networking equipment, telecom and mobile communications equipment, computer peripherals and other applications. Our high speed and low power static random access memory semiconductors (“SRAMs”), our low to medium density dynamic random access memory semiconductors (“DRAMs”), and our family of electrically erasable programmable read-only memory semiconductors (“EEPROMs”) enable customers to design products that meet the demanding connectivity and portability requirements of the wireless communications, data communications, and internet infrastructure markets.

     We were incorporated in California on October 27, 1988 and reincorporated in Delaware on August 9, 1993. Our principal executive offices are located at 2231 Lawson Lane, Santa Clara, California.

95054-3311, and our telephone number at this address is (408) 588-0800. We maintain a website at http://www.issi.com. Our website, and the information contained therein, is not a part of this prospectus.

RISK FACTORS

     The shares offered hereby are speculative in nature and involve a high degree of risk. The following risk factors should be considered carefully, in addition to the other information contained in the documents incorporated by reference herein, before purchasing the common stock offered hereby. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Our operating results are expected to continue to fluctuate and may not meet published analyst forecasts. This may cause the price of our common stock to decline.

     Our future quarterly and annual operating results are subject to fluctuations due to a wide variety of factors, including:

•	the cyclicality of the semiconductor industry;

•	decreases in the demand for our products;

•	excess inventory levels at our customers;

•	declines in average selling prices of our products;

•	cancellation of existing orders or the failure to secure new orders;

•	oversupply of memory products in the market;

•	our failure to introduce new products and to implement technologies on a timely basis;

•	market acceptance of ours and our customers’ products;

•	the failure to anticipate changing customer product requirements;

•	fluctuations in manufacturing yields;

•	failure to deliver products to customers on a timely basis;

•	disruption in the supply of wafers or assembly services;

•	changes in product mix;

•	the timing of significant orders;

•	increased expenses associated with new product introductions or process changes;

•	the ability of customers to make payments to us; and

•	the commencement of, or developments with respect to, any future antidumping proceedings.

We have lost money in certain recent periods, and there can be no assurance that we will be able to achieve or sustain profitability in the future.

     We incurred losses of $9.9 million, $24.7 million, and $3.7 million in the three months ended December 31, 2001, September 30, 2001 and June 30, 2001, respectively. We expect to lose money in the March 2002 quarter and may lose money in subsequent quarters. We were profitable for fiscal 2001 and fiscal 2000. We incurred losses of $9.5 million and $50.6 million in fiscal 1999 and 1998, respectively. Our ability to achieve or maintain profitability on a quarterly basis in the future will depend on a variety of factors, including our ability to increase our net sales, introduce new products on a timely basis, secure sufficient wafer fabrication capacity and control our operating expenses. Adverse developments with respect to these or other factors could result in quarterly or annual operating losses in the future.

Any continued downturn in the markets we serve would harm our business.

     A majority of our products are incorporated into products such as internet access devices, networking equipment, and telecom/mobile communications devices. Historically, these markets have from time to time experienced cyclical, depressed business conditions, often in connection with, or in anticipation of, a decline in general economic conditions. Such industry downturns have resulted in reduced product demand and declining average selling prices. These markets are currently experiencing severely depressed business conditions which are adversely affecting our business. We are unable to predict how long this current downturn will continue or whether current conditions will worsen.

Our sales depend on SRAM products, and a decline in average selling prices or reduced demand for these products could harm our business.

     A majority of our net sales are derived from the sale of SRAM products, which are subject to unit volume fluctuations and declines in average selling prices which could harm our business. For example, in the three months ended September 30, 2001, our net sales decreased by 26% to $14.8 million from $20.0 million in the three months ended June 30, 2001, principally due to a decline in average selling prices for our products including our SRAM products. In addition, in the three months ended June 30, 2001, our net sales decreased by 62% to $20.0 million from $52.0 million in the three months ended March 31, 2001, and decreased 20% in the three months ended March 31, 2001 from $65.2 million in the three months ended December 31, 2000, principally due to a decrease in unit shipments of our SRAM products as a result of lower demand for electronic products. While average selling prices declined in the three months ended December 31, 2001 compared to the three months ended September 30, 2001, this was offset by an increase in units shipped. We anticipate that the average selling prices of our existing products will decline over time, although the rate of decline may fluctuate for certain products. Such declines may not be offset by higher volumes or by higher prices on newer products.

We may not be able to compensate for price decreases in our products.

     Competitive pricing pressures due to an industry-wide oversupply of wafer capacity as well as product inventory resulted in significant price decreases for our products during fiscal 1996 through fiscal 1999. While we experienced increases in average selling prices in fiscal 2000, historically, average selling prices for semiconductor memory products have declined, and we expect that average selling prices will decline in the future. In that regard, we experienced a significant decline in the average selling prices for certain of our products in the three months ended December 31, 2001 as compared to the three months ended September 30, 2001. Our ability to maintain or increase revenues will depend upon our ability to increase unit sales volume of existing products and introduce and sell new products which compensate for the anticipated declines in the average selling prices of our existing products.

     Declining average selling prices will also adversely affect our gross margins and profits unless we are able to introduce new products with higher margins or reduce our cost per unit. We may not be able to increase unit sales volumes, introduce and sell new products or reduce our cost per unit.

Shifts in industry-wide capacity may cause our results to fluctuate. In the past, such shifts have resulted in significant inventory write-downs.

     Shifts in industry-wide capacity from shortages to oversupply or from oversupply to shortages may result in significant fluctuations in our quarterly or annual operating results. The semiconductor industry is highly cyclical and is subject to significant downturns resulting from excess capacity, overproduction, reduced demand or technological obsolescence. These factors can result in a decline in average selling prices and the stated value of inventory. In fiscal 2001, we recorded inventory write-downs of $38.3 million, including $17.6 million in the three months ended September 30, 2001. The inventory write-downs were predominately for lower of cost or market accounting on certain of our products, primarily DRAMs and low power SRAMs, and to a lesser extent, excess inventory.

     We write down to zero carrying value inventory on hand in excess of six months’ estimated sales volumes to cover estimated exposures, unless adjustments are made to the forecast based on management’s judgments for newer products, end of life products or planned inventory increases. In making such judgments to write down inventory, management takes into account the product life cycles which can range from 6 to 30 months, the stage in the life cycle of the product, the impact of competitors’ announcements and product introductions on our products, and purchasing opportunities due to excess wafer capacity.

     We believe that six months is an appropriate period because it is difficult to accurately forecast for a specific product beyond this time frame due to the potential introduction of products by competitors, technology obsolescence or fluctuations in demand. Our policy regarding excess inventory resulted in inventory write-downs for excess inventory of approximately $5.7 million for fiscal year 2001. Future additional inventory write-downs may occur due to lower of cost or market accounting, excess inventory or inventory obsolescence.

If we are unable to obtain an adequate supply of wafers, our business will be harmed.

     If we are unable to obtain an adequate supply of wafers from our current or any alternative sources in a timely manner, our business will be harmed. To date, our principal manufacturing relationship has been with TSMC, from which we have obtained a majority of our wafers. We also receive wafers from Chartered Semiconductor and UMC. Each of our wafer foundries also supplies wafers to other integrated circuit companies, including certain of our competitors. Although we have written commitments specifying wafer capacities from certain suppliers, if these suppliers experience manufacturing failures or yield shortfalls, choose to prioritize capacity for other uses, or reduce or eliminate deliveries to us, we may not be able to enforce fulfillment of the delivery commitments. Additionally, we may not be able to qualify additional manufacturing sources for existing or new products in a timely manner and we cannot be certain that other manufacturing sources would agree to deliver an adequate supply of wafers to us.

Foundry capacity can be limited and we may be required to enter into costly long-term supply arrangements to secure foundry capacity.

     If we are not able to obtain additional foundry capacity as required, our relationships with our customers would be harmed and our future sales would be adversely impacted. In order to secure additional foundry capacity, we have entered into and expect to enter into various arrangements with suppliers, which could include:

•	contracts that commit us to purchase specified quantities of silicon wafers over extended periods;

•	investments in foundries;

•	joint ventures;

•	other partnership relationships with foundries;

•	option payments or other prepayments to foundries; or

•	nonrefundable deposits with or loans to foundries in exchange for capacity commitments.

     We may not be able to make any such arrangements in a timely fashion or at all, and such arrangements, if any, may not be on terms favorable to us. Moreover, if we are able to secure foundry capacity, we may be obligated to utilize all of that capacity or incur penalties. Such penalties may be expensive and could harm our financial results.

We depend on a small number of customers for a high percentage of our sales, and the loss of a significant customer could cause a decline in our profits.

     In the three months ended December 31, 2001, no single customer accounted for over 10% of net sales. However, shipments for Cisco directly, or indirectly through subcontractors, accounted for approximately 14% of net revenue. Sales to Flextronics International accounted for approximately 9% of total net sales for the three months ended December 31, 2001. Sales to Flextronics International accounted for approximately 15% of net sales for fiscal 2001. Substantially all of our sales to Flextronics were for products to be delivered to Cisco. Shipments for Cisco directly, or indirectly through subcontractors, accounted for approximately 18% of net sales for fiscal 2001. Sales to 3Com accounted for approximately 7% of net sales for fiscal 2001. Shipments for 3Com directly, or indirectly through subcontractors, accounted for approximately 11% of net sales for fiscal 2001. In fiscal 2000, no single customer accounted for over 10% of net sales. However, in fiscal 2000, shipments for Cisco directly, or indirectly through subcontractors, accounted for approximately 13% of net revenue. As sales to these customers are executed pursuant to purchase orders and no purchasing contract exists, these customers can cease doing business with us at any time. In this regard, we experienced order cancellations from these customers in the March 2001 quarter. We expect a significant portion of our future sales to remain concentrated within a limited number of strategic customers. We may not be able to retain our strategic customers, such customers may cancel or reschedule orders, or in the event of canceled orders, such orders may not be replaced by other sales. In addition, sales to any particular customer may fluctuate significantly from quarter to quarter, and such fluctuating sales could harm our business.

Our products are complex and could contain defects, which could reduce sales of those products or result in claims against us.

     We develop complex and evolving products. Despite testing by us and our customers, errors may be found in existing or new products. This could result in a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. These defects also may cause us to incur significant warranty, support and repair costs, may divert the attention of our engineering personnel from our product development efforts and could harm our relationships with our customers. The occurrence of these problems could result in the delay or loss of market acceptance of our products and would likely harm our business. Defects, integration issues or other performance problems in our products could result in financial or other damages to our customers or could lessen market acceptance of our products. Our customers could also seek and obtain damages from us for their losses. Although we specifically limit our liability to replacement of defective items or return of amounts paid, a product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

Strong competition in the semiconductor memory market may harm our business.

     The semiconductor memory market is intensely competitive and has been characterized by an oversupply of product, price erosion, rapid technological change, short product life cycles, cyclical market patterns and heightened foreign and domestic competition. Certain of our competitors offer broader product lines and have greater financial, technical, marketing, distribution and other resources than us. We may not be able to compete successfully against any of these competitors. Our ability to compete successfully in the high performance memory market depends on factors both within and outside of our control, including:

•	real or perceived imbalances in supply and demand;

•	product pricing;

•	the rate at which OEM customers incorporate our products into their systems;

•	the success of our customers’ products;

•	access to advanced process technologies at competitive prices;

•	product functionality, performance and reliability;

•	successful and timely product development;

•	the supply and cost of wafers;

•	achievement of acceptable yields of functional die;

•	the gain or loss of significant customers; and

•	the nature of our competitors and general economic conditions.

     In addition, we are vulnerable to technology advances utilized by competitors to manufacture higher performance or lower cost products. We may not be able to compete successfully in the future as to any of these factors. Our failure to compete successfully in these or other areas could harm our business.

Potential intellectual property claims and litigation could subject us to significant liability for damages and could invalidate our proprietary rights.

     In the semiconductor industry, it is not unusual for companies to receive notices alleging infringement of patents or other intellectual property rights of others. We have been, and from time-to-time expect to be, notified of claims that we may be infringing patents, mask work rights or copyrights owned by third parties. If it appears necessary or desirable, we may seek licenses under patents that we are alleged to be infringing. Although patent holders commonly offer such licenses, licenses may not be offered and the terms of any offered licenses may not be acceptable to us.

     The failure to obtain a license under a key patent or intellectual property right from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of the products utilizing the invention or to attempt to develop non-infringing products, any of which could materially and adversely affect our business and operating results. Furthermore, we may become involved in protracted litigation regarding the alleged infringement by us of third party intellectual property rights or litigation to assert and protect our patents or other intellectual property rights. Any litigation relating to patent infringement or other intellectual property matters could result in substantial cost and diversion of our resources which could harm our business.

We have significant international sales and risks related to our international operations could harm our operating results.

     In the three months ended December 31, 2001 approximately 46% of our net sales was attributable to customers located in the United States, 14% was attributable to customers located in Europe and 40% was attributable to customers located in Asia. In fiscal 2001, approximately 52% of our net sales was attributable to customers located in the United States, 25% was attributable to customers located in Europe and 23% was attributable to customers located in Asia. In fiscal 2000, approximately 54% of our net sales was attributable to customers located in the United States, 23% was attributable to customers located in Europe and 23% was attributable to customers located in Asia. Accordingly, our future operating results will depend on general economic conditions in Asia, Europe, and the United States. In addition, the markets for our products, which are highly cyclical, may not continue to grow. We anticipate that sales to international customers will continue to represent a significant percentage of net sales.

     We are subject to the risks of conducting business internationally, including:

•	economic conditions in Europe and Asia, particularly Taiwan and the People’s Republic of China;

•	changes in trade policy and regulatory requirements;

•	duties, tariffs and other trade barriers and restrictions;

•	the burdens of complying with foreign laws;

•	foreign currency fluctuations;

•	difficulties in collecting foreign accounts receivable; and

•	political instability.

We have made strategic equity investments in other companies with no assurance that they will increase in value.

     Over the last few years, we have made several strategic equity investments in other technology companies. There can be no assurance that these investments will increase in value and there is the possibility that they could decrease in value over time, even to the point of becoming completely worthless. These investments are tested for impairment on a recurring basis and any reductions in the carrying value would lower our profitability.

We may encounter difficulties in effectively integrating acquired businesses.

     From time to time, we may acquire other companies that would be complementary to our business. Acquisitions may result in potentially dilutive issuances of equity securities, incurrence of debt and contingent liabilities, amortization expenses related to intangible assets and the possible impairment of goodwill, which could harm our profitability. In addition, acquisitions involve numerous risks, including, among other things: higher than estimated acquisition expenses; difficulties in successfully assimilating the operations, technologies and personnel of the acquired company; diversion of management’s attention from other business concerns; risks of entering markets in which we have no or limited direct prior experience; and the potential loss of key employees and customers as a result of the acquisition. In this regard, in February 2002, we acquired Purple Ray, Inc., a privately held research and development stage company developing network search engine and content addressable memory integrated circuits. Pursuant to this transaction, we will issue up to 652,000 shares of our common stock in exchange for all outstanding shares, warrants and options of Purple Ray. There can be no assurance as to the effect of the Purple Ray acquisition or future acquisitions on our business or operating results.

We depend on our ability to attract and retain our key technical and management personnel.

     Our success depends upon the continued service of key technical and management personnel, including Jimmy S.M. Lee, Chairman and Chief Executive Officer, and Gary L. Fischer, President and Chief Operating Officer, as well as on our ability to continue to attract, retain and motivate qualified personnel, particularly experienced circuit designers and process engineers. The competition for such employees is intense. We have no employment contracts or key person life insurance policies with or for any of our executive officers. The loss of the service of one or more of our key personnel could materially and adversely affect our business and operating results.

Terrorist attacks, threats of further attacks, threats of war, and acts of war may negatively impact all aspects of our operations, revenues, costs and stock price.

     The September 2001 terrorist attacks in the United States, as well as future events occurring in response or connection to them, including, future terrorist attacks against United States targets, rumors or threats of war, actual conflicts involving the United States or its allies, or trade disruptions impacting our domestic or foreign suppliers or our customers, may impact our operations and may, among other things, cause delays or losses in the delivery of wafers or other products to us and decreased sales of our products. More generally, these events have affected, and are expected to continue to affect, the general economy and customer demand for products sold by our customers. Any of these occurrences could have a significant impact on our operating results, revenues, and costs, which in turn may result in increased volatility in our common stock price and could adversely affect the future price of our common stock.

Our stock price is expected to be volatile.

     The trading price of our common stock has been and is expected to be subject to wide fluctuations in response to:

•	quarter-to-quarter variations in our operating results;

•	comments or recommendations issued by analysts who follow us, our competitors or the semiconductor industry and other events or factors;

•	aggregate valuations and movement of stocks in the broader semiconductor industry;

•	announcements of new products, strategic relationships or acquisitions by us or our competitors;

•	increases or decreases in wafer capacity;

•	general conditions or cyclicality in the semiconductor industry or the end markets that we serve;

•	governmental regulations, trade laws and import duties;

•	announcements related to future or existing litigation involving us or any of our competitors;

•	new or revised earnings estimates;

•	announcements of technological innovations by us or our competitors;

•	additions or departures of senior management; and

•	other events or factors many of which are beyond our control.

     In addition, stock markets have experienced extreme price and trading volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many high technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below. See “Selling Stockholders” and “Plan of Distribution.”

SELLING STOCKHOLDERS

     The shares of common stock to be sold by the selling stockholders pursuant to this prospectus represent shares issued to the selling stockholders by us in connection with our acquisition of Purple Ray, Inc., which closed on February 13, 2002. The following table sets forth as of the date of this prospectus, the name of each of the selling stockholders, the number of shares of common stock that each such selling stockholder owns as of such date, the number of shares of common stock owned by each selling stockholder that may be offered for sale from time to time by this prospectus and the number of shares of common stock to be held by each such selling stockholder assuming the sale of all the common stock offered hereby. Each selling stockholder holds less than 1% of our outstanding common stock. None of the selling stockholders has held any position or office or had a material relationship with us or any of our affiliates within the past three years other than (i) as a result of the ownership of our common stock and (ii) in connection with our acquisition of Purple Ray, Inc.

     We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

	Number of Shares		Number of Shares
	Beneficially Owned	Number of Shares	Beneficially
Name of Selling Stockholder	Prior to Offering (1)	Being Offered	Owned After Offering

Chang, Chih Cheng	4,250	4,250	0
Chang, Ching Yi	4,250	4,250	0
Chang, Van	10,517	10,517	0
Chang, Wei-Jung	2,550	2,550	0
Chantek Electronic Co., Ltd.	2,975	2,975	0
Chao, Chih-Hao	425	425	0
Chen, Chuan-Huai	425	425	0
Chen, Kuo-Hua	425	425	0
Chen, Mao Lin	2,550	2,550	0
Chen, Mei-Hui	425	425	0
Chen, Pi-Yu Yeh	2,550	2,550	0
Chen, Shu Chen	213	213	0
Chen, Yi-Han	425	425	0
Cheng, Paul	102,988	102,988	0
Chiu, Shu-Chuan	850	850	0
Chou, Hung-Hau	8,500	8,500	0
Chow, Jih-Jung	8,500	8,500	0
Ding, Huey-Fen	2,125	2,125	0
Fan, Cheng-Kuo	425	425	0
Fullerton Technology Co., Ltd.	10,200	10,200	0
Heng, Jee Lim	10,200	10,200	0

	Number of Shares		Number of Shares
	Beneficially Owned	Number of Shares	Beneficially
Name of Selling Stockholder	Prior to Offering (1)	Being Offered	Owned After Offering

Ho, Tsu-Yu	2,550	2,550	0
Hsieh, Kun-Che	5,525	5,525	0
Hsu, Fang Mei	1,700	1,700	0
Hsu, Ta-Hsiung	850	850	0
Huang, Adam	5,950	5,950	0
Huang, Chin-Mao	425	425	0
Huang, Hsi-Hu	4,250	4,250	0
Huang, Jeremy	638	638	0
Huang, Tsan Shui	2,125	2,125	0
Investel, Inc.	25,500	25,500	0
Kuo Wen-Hua	3,400	3,400	0
Kuo, Ming-Fang	3,400	3,400	0
Landings Investment Partners, LLC	850	850	0
Lee, Ming Chen	1,275	1,275	0
The Lee Living Trust dated 6/23/87	17,000	17,000	0
Lee, Tsong Jung	8,500	8,500	0
Lee, Yeh Kuen	4,250	4,250	0
Lin, Chin-Lung	850	850	0
Lin, Jeffrey	1,306	1,306	0
Lin, Hung Wen	850	850	0
Lu, Lee-Che	425	425	0
Merry Electronics Co., Ltd.	17,000	17,000	0
Pai Ho Investment Co., Ltd.	17,000	17,000	0
Prince Ventures USA, Inc.	12,750	12,750	0
Shen, Jerry	21,250	21,250	0
Su, Yun-E Lin	425	425	0
Torng, James	1,700	1,700	0
Tsai, DingChin Tsai & Juiser	2,550	2,550	0
Tsao, Peter	2,613	2,613	0
Wang, Heng	425	425	0
Wang, York	425	425	0

	Number of Shares		Number of Shares
	Beneficially Owned	Number of Shares	Beneficially
Name of Selling Stockholder	Prior to Offering (1)	Being Offered	Owned After Offering

Wong, Kin Lung Kwan & Wai Chu	1,700	1,700	0
World Wide Test Technology, Inc.	5,950	5,950	0
Wu, Chi-Ing Wu & Ta-Du	4,250	4,250	0
Wu, Da-Ching Chris	41,631	41,631	0
Wu, Da-Ching Wu & Caroline	8,500	8,500	0
Yang, Chao Yu	12,750	12,750	0
Yang, Hsiu Wan	17,000	17,000	0
Yeh, Chi Yuan	1,700	1,700	0
Yeh, Rebecca Jui-Yu	850	850	0
Yuan, Li-Fang	425	425	0

Total	438,281	438,281	0

(1)	Includes an aggregate of 20,022 shares of common stock which are being held in escrow pursuant to the terms of that certain escrow agreement dated February 13, 2002 by and among Comerica Bank-California, as escrow agent, us, and Chris Wu, as agent for the former shareholders of Purple Ray, Inc.

PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. All of the shares were originally issued by us in connection with our acquisition of Purple Ray, Inc. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The shares may be sold, without limitation, by one or more of the following means of distribution:

•	a block trade in which the broker-dealer so engaged will attempt to sell shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	in privately negotiated transactions.

     To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell our common stock short and deliver the shares offered hereby to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

     Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholder and/or purchasers of the shares offered hereby (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholder. Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or re-allowed or paid to any dealer, and the proposed selling price to the public.

     The sale of shares by certain of the selling stockholders is subject to compliance by such selling stockholders with certain contractual restrictions with us. There can be no assurance that the selling stockholders will sell all or any of the shares.

     We have agreed with the selling stockholders to keep the registration statement, of which this prospectus constitutes a part, effective until the first to occur of (i) the date upon which all of the shares have been sold by the selling stockholders or (ii) the first date upon which all shares held by the selling stockholders may be sold by such selling stockholders under Rule 144 without any limitation on the amount of such shares that may be sold.

LEGAL MATTERS

     Certain legal matters relating to the validity of the securities offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California (“WSGR”). Jeffrey D. Saper, a member of WSGR, owns 20,459 shares of our common stock.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 30, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). You may read and copy any document we file with the Commission at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048, and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov.

     This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the Commission under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and the shares of common stock offered hereby, reference is made to the registration statement. The registration statement may be inspected at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows this prospectus to “incorporate by reference” certain other information that we file with them (File No. 000-23084), which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

     (1)  Our Current Report on Form 8-K, filed with the Commission on February 28, 2002;

     (2)  Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2001, filed with the Commission on February 14, 2002;

     (3)  Our Annual Report on Form 10-K for the year ended September 30, 2001, filed with the Commission on December 17, 2001; and

     (4)  The description of our common stock contained in our Registration Statement on Form 8-A, filed with the Commission on January 7, 1995.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Investor Relations Integrated Silicon Solution, Inc. 2231 Lawson Lane Santa Clara, California 95054-3311 (408) 588-0800

INTEGRATED SILICON SOLUTION, INC.

REGISTRATION STATEMENT ON FORM S-3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     We will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except for the Securities and Exchange Commission (“Commission”) registration fee.

SEC Registration Fee	$510
Accounting fees and expenses	$70,000
Legal fees and expenses	$175,000
Miscellaneous	$15,000
Total	$260,510

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) for unlawful payments or dividends or unlawful stock repurchases or redemptions as provided in Section 174 of Delaware General Corporation Law or (iv) for transactions from which the director derived an improper personal benefit.

     Our Bylaws provide that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent provided by Delaware law, including those circumstances where indemnification would otherwise be discretionary under Delaware law. We believe that indemnification under our Bylaws covers at least negligence on the part of indemnified parties. The Bylaws authorize the use of indemnification agreements and we have entered into such agreements with each of our directors and officers.

     We carry officer and director liability insurance with respect to certain matters, including matters arising under the Securities Act of 1933.

     Delaware law does not permit a corporation to eliminate a director’s duty of care, and the provisions of our Certificate of Incorporation have no effect on the availability of equitable remedies such as injunction or rescission, based upon a director’s breach of the duty of care. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to foregoing provisions and agreements, we have been informed that the opinion of the staff of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ITEM 16. EXHIBITS

Exhibit
Number

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
23.1	Consent of Ernst & Young LLP, independent auditors.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1	Power of Attorney (contained on Page II-4)

ITEM 17. UNDERTAKINGS

     A. We hereby undertake:

          (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     B. Undertaking Regarding Filings Incorporating Subsequent Securities Exchange Act of 1934 Documents by Reference.

          We hereby undertake that, for purposes of determining any liability under the Securities Act, of 1933 each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Undertaking in Respect of Indemnification.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on March 15, 2002.

INTEGRATED SILICON SOLUTION, INC.

By:	/s/ JIMMY S.M. LEE

Jimmy S.M. Lee, Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Jimmy S.M. Lee, Gary L. Fischer and Michael D. McDonald, and each of them acting individually, his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendment to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Jimmy S.M. Lee Jimmy S.M. Lee	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 15, 2002

/s/ Gary L. Fischer Gary L. Fischer	Director, President and Chief Operating Officer	March 15, 2002

/s/ Michael D. McDonald Michael D. McDonald	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 15, 2002

/s/ Lip-Bu Tan Lip-Bu Tan	Director	March 15, 2002

/s/ Hide L. Tanigami Hide L. Tanigami	Director	March 15, 2002

/s/ Chun Win Wong Chun Win Wong	Director	March 15, 2002

INDEX TO EXHIBITS

Exhibit
Number

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
23.1	Consent of Ernst & Young LLP, independent auditors.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1	Power of Attorney (contained on Page II-4)